SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                           SCHEDULE 13D


            Under the Securities Exchange Act of 1934
                        (Amendment No. 1)


                 Physicians Health Services, Inc.

                         (Name of Issuer)


        Class A Common Stock, $.01 Par Value and Warrants to purchase Class A Common Stock, $.01 Par Value

                  (Title of Class of Securities)



                          (CUSIP NUMBER)

               The Guardian Life Insurance Company
                            of America
                      201 Park Avenue South
                    New York, New York  10003

          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                          May 1-2, 1996

     (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ]

Check the following box if a fee is being paid with the statement
[ ]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


                           SCHEDULE 13D



Item 1.   Security and Issuer

          This statement relates to 450,000 shares (the "Shares") of and warrants to purchase 1 million shares (the "Warrants") of Class A Common Stock, par value $.01 per share (the "Class A Common Stock") of Physicians Health Services, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 120 Hawley Lane, Trumbull, CT 06611.


Item 2.   Identity and Background

          This statement is filed by Guardian Life Insurance Company of America, a New York mutual life insurance company ("The Guardian") primarily engaged in the marketing, distribution and sale of life insurance and related products. The Guardian's principal place of business and principal executive offices are located at 201 Park Avenue South, New York, New York 10003. During the last five years The Guardian has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdictions, and was consequently not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.   Source and Amount of Funds

          The Guardian directly and beneficially owns the Shares of and Warrants for Class A Common Stock. The Shares were purchased by The Guardian on the open market on May 1-2, 1996. The Warrants were issued to The Guardian pursuant to a Class A Common Stock Warrant Purchase Agreement between The Guardian and the Issuer. As consideration for the Warrants, The Guardian entered into a Letter of Intent on November 28, 1995, providing for the extension to New Jersey, through Physician's Health Services of New Jersey, Inc., a New Jersey corporation, of the existing servicing and marketing alliance between The Guardian on the one hand, and the Issuer and certain of its subsidiaries on the other hand (such arrangement hereinafter referred to as the "New Jersey Venture").


Item 4.   Purpose of the Transaction

          The Guardian has acquired the Shares and the Warrants as an investment for The Guardian's own account and not with the view to, or for resale in connection with, any distribution thereof. Further, the existence of certain conditions precedent to The Guardian's ability to exercise the Warrants, including that all regulatory approvals necessary for the New Jersey Venture be obtained and that certain other preconditions be met, substantially reduces the likelihood that the Guardian will acquire the Class A Common Stock represented by the Warrants in the near future. While The Guardian intends to exercise its rights and powers as a holder of Class A Common Stock, the Company has no current expectation or intention of acquiring control over the Issuer. Presently, The Guardian has no firm plans to acquire additional warrants for, or shares of, Class A Common Stock, however, the Company periodically reviews its investment decisions and may elect to purchase additional shares of Class A Common Stock in the future.

       Other than as described in this Item 4, The Guardian has no present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer;
(f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or (j) any action similar to any of those enumerated above.


Item 5.   Interest in Securities of the Issuer

          To the knowledge of The Guardian, the Issuer has issued and outstanding 5,428,503 million shares of Class A Common Stock and 3,868,558 shares of Class B Common Stock for a total of 9,297,061 shares of capital stock issued and outstanding. The Guardian directly and beneficially owns the Shares and Warrants for Class A Common Stock which, if and when exercised will result in The Guardian holding shares representing approximately 22.55% of the then issued and outstanding shares of Class A Common Stock and 14.08% of all issued and outstanding shares of capital stock of the Issuer. The Guardian will have the sole power to vote or direct the vote of its holdings and to dispose or direct the disposition of such holdings. The Guardian does not share the power to vote or to direct the vote or to dispose or direct the disposition of any of its shares of Class A Common Stock.

          The number of shares beneficially owned by The Guardian and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Act. The percentage of ownership of Class A Common Stock is based on 6,428,503 outstanding shares of the Issuer's Class A Common Stock. The percentage of ownership of all capital stock of the Issuer is based on 10,297,061 outstanding shares of capital stock of the Issuer.


Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer

          Except as described elsewhere in this Schedule 13D, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) between The Guardian and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of the Shares or transfer of the Warrants, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.   Material to be Filed as Exhibits

          None


Signature

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  May 10, 1996

                               THE GUARDIAN LIFE INSURANCE
                               COMPANY OF AMERICA




                               By:      /John Peluso/
                                  ___________________________________

                                  Name:  John Peluso
                                  Title: Vice President and Associate
                                         General Counsel



                           EXHIBIT INDEX

                                None